UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 4, 2006

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AWARDED CONTRACTS OF OVER $230 MILLION FOR QUINVAXEM(TM) AND
HEPAVAX-GENE(R) VACCINES


PRESS RELEASE


CRUCELL AWARDED CONTRACTS OF OVER $230 MILLION FOR QUINVAXEM(TM) AND HEPAVAX-GENE(R) VACCINES

LEIDEN, THE NETHERLANDS, DECEMBER 1, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) announced today that it has been awarded contracts totaling over US $230 million for its Quinvaxem(TM) and Hepavax-Gene(R) paediatric vaccines by supranational organizations. The contracts cover the next three years until 2009, with the awarded amount growing over those three years.

Following the WHO prequalification in September 2006 the combination vaccine was made available to supranational purchasing organizations. Supranational organizations are major customers for combination vaccines, which are used in large vaccination programs in developing countries.

Quinvaxem(TM), a fully-liquid pentavalent vaccine for children, was co-developed with Novartis Vaccines and Diagnostics and is produced in Crucell's laboratories in South Korea. The vaccine combines antigens for protection against five important childhood diseases: diphtheria, tetanus, pertussis (whooping cough), hepatitis B and Haemophilus influenzae type b, one of the leading causes of bacterial meningitis and pneumonia in children.

Current demand for the Quinvaxem(R) vaccine exceeds 50 million doses. The total market potential is 150 million doses per year in 3 to 4 years.

The Hepavax-Gene(R), recombinant hepatitis B vaccine, is one of the WHO's pre-qualified vaccines for active immunization against the hepatitis B virus. Young children infected with HBV are the most likely to develop chronic infections. Hepavax-Gene(R) was internationally introduced in 1996 and has become one of today's major hepatitis B vaccines supplied to more than 90 countries.

"The multiple year contracts that the supranational organizations have granted to Crucell, underline Crucell's position as a leading supplier of important vaccines. Quinvaxem(TM) is the first internationally available fully-liquid vaccine containing these five life saving antigens and it will make a significant contribution to children's vaccination programs in the developing world," stated Crucell's CEO, Dr Ronald H.P. Brus. "Quinvaxem(TM) will be an important contributor to the Company's 2006 total revenues, estimated between EUR 140 million - EUR 150 million and its aim to achieve cash break-even in 2007."


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminum-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6(R) production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, GSK and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Korea and the US. The Company employs about 900 people. For more information, please visit www.crucell.com.


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on July 6, 2006, and the section entitled "Risk Factors". The Company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).


FOR FURTHER INFORMATION PLEASE CONTACT:

Crucell N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31 (0)71 524 8722
l.kruimer@crucell.com

Paul Vermeij
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
p.vermeij@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    December 4, 2006                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer